united states
Securities and Exchange Commission

Washington, DC 20549

Schedule TO/A

Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

Guided Therapeutics, Inc.
(Name of Subject Company (Issuer))
Guided Therapeutics, Inc.
(Name of Filing Person (Issuer))
Common Stock Warrants
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Mark L. Faupel President and Chief Executive Officer Guided Therapeutics, Inc. 5835 Peachtree Corners East, Suite D Norcross, Georgia 30092 (770) 242-8723
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copy to:
John E. Zamer, Esq. and Heith D. Rodman, Esq. Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053 (404) 521-3939

Calculation of Filing Fee
Transaction Valuation (1)	Amount of Filing Fee (2)
$2,369,747	$306

__________

(1)	Calculated solely for purposes of determining the filing fee and based upon the average of the high and low sales prices of the Registrant’s common stock ($0.66 per share), as reported on the OTCQB quotation system, on October 9, 2013 and assuming that warrants to purchase 3,590,525 shares of common stock will be exchanged pursuant to this offer.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$306
Form or Registration No.:	SC TO-I
Filing Party:	Guided Therapeutics, Inc.
Date Filed:	October 15, 2013
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rules provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2013 and amended on October 29, 2013, (as amended, the “Tender Offer Statement”) by Guided Therapeutics, Inc., a Delaware corporation (the “Company”).

The Schedule TO relates to the offer (the “Offer”) by the Company to holders of outstanding warrants exercisable to purchase up to an aggregate of 3,590,525 shares of the Company’s common stock, at an exercise price of $0.65 per share, with an exercise period ending March 1, 2014 (the “Original Warrants”), the opportunity to voluntarily exchange any or all of the Original Warrants for new warrants exercisable for the same number of shares of common stock, but with a reduced exercise price of $0.40 per share and a shortened exercise period ending on November 27, 2013 (the “New Warrants”), for a limited period of time, upon the terms and subject to the conditions described in the Offer to Exchange, dated October 15, 2013 the (“Offer to Exchange”) and the related Letter of Transmittal.

This Amendment no. 2 is being filed solely to announce the final results of the Offer.

Item 1. Summary Term Sheet

Item 1 of the Tender Offer Statement is hereby amended and supplemented to include the following information:

The Offer expired at 5:00 p.m. (Eastern) on November 13, 2013. In connection with the Offer, Original Warrants exercisable for a total of 3,573,691shares of Common Stock were tendered and accepted in exchange for New Warrants exercisable for the same number of shares of Common Stock but with a reduced exercise price of $0.40 per share and a shortened exercise period ending on November 27, 2013. All Original Warrants tendered for exchange and accepted have been cancelled and the Company will issue New Warrants promptly.

Item 4. Terms of the Transaction

The information set forth in Item 1 above is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

The information set forth in Item 1 above is incorporated herein by reference.

Item 11. Additional Information

The information set forth in Item 1 above is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description
99(a)(1)*	Offer to Exchange
99(a)(2)*	Letter to Holders of Original Warrants
99(a)(3)*	Election to Participate
99(a)(4)*	Notice of Withdrawal
99(a)(5)*	Form of New Warrant Exchangeable for Original Warrants
99(a)(6)*	Press Release of Guided Therapeutics, Inc. dated October 15, 2013

* Previously filed.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Guided Therapeutics, Inc.

By: /s/ Mark L. Faupel, Ph.D.

Mark L. Faupel, Ph.D.

President and CEO

November 14, 2013